Via Facsimile and U.S. Mail
Mail Stop 6010

March 6, 2008

Joseph M. Molina, M.D.
Chairman of the Board,
Chief Executive Officer and President
Molina Healthcare, Inc.
200 Oceangate, Suite 100
Long Beach, CA 90802

> **Re: Molina Healthcare, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **File No. 1-31719**

Dear Dr. Molina:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Carlton E. Tartar
Branch Chief